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November 24, 2020	Benjamin J.G. Ruano T +1 617 951 7914 benjamin.ruano@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:	Allianz Funds Multi-Strategy Trust (File Nos. 333-148624 and 811-22167) (the “Trust”)

Dear Ms. Dubey:

On behalf of the Trust, we filed on November 6, 2020, pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”), as amended, by electronic submission via EDGAR, Post-Effective Amendment No. 138 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). Pursuant to the requirements of Rule 485(a)(1), it is intended that the Amendment become effective on January 5, 2021, unless superseded by a subsequent filing.

Following filing of the Amendment, we had conversations with you and Sally Samuels, the branch chief for the Trust. In connection with those conversations, we are hereby requesting selective review of the Amendment in accordance with the release of the U.S. Securities and Exchange Commission (“SEC”) on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

On July 7, 2020, Allianz Global Investors U.S. LLC (“AllianzGI U.S.”) and Virtus Investment Partners, Inc. (“Virtus”) announced a strategic alliance whereby Virtus or an affiliate of Virtus will become the investment adviser and administrator for the continuing series of the Trust (each a “Fund” and collectively, the “Funds”)1, and Virtus or an affiliate of Virtus will become the distributor for the Funds (the “Transition”). With respect to all Funds other than AllianzGI Emerging Markets Value Fund, AllianzGI U.S. portfolio management teams will continue to be responsible for the day-to-day management of the Funds through AllianzGI U.S. serving as sub-adviser to such Funds. With respect to AllianzGI Emerging Markets Value Fund, current members of AllianzGI U.S.’s Value Equity US team are expected to become employees of a new Virtus

1

In connection with the Transition, the following series of the Trust are expected to liquidate on or before December 14, 2020: AllianzGI Best Styles Global Equity Fund, AllianzGI Best Styles U.S. Equity Fund, AllianzGI Core Bond Fund, AllianzGI Emerging Markets Small-Cap Fund, AllianzGI Emerging Markets SRI Debt Fund, AllianzGI Floating Rate Note Fund, AllianzGI Green Bond Fund, AllianzGI Multi Asset Income Fund, AllianzGI Retirement 2020 Fund, AllianzGI Retirement 2025 Fund, AllianzGI Retirement 2030 Fund, AllianzGI Retirement 2035 Fund, AllianzGI Retirement 2040 Fund, AllianzGI Retirement 2045 Fund AllianzGI Retirement 2050 Fund, AllianzGI Retirement 2055 Fund, AllianzGI PerformanceFee Managed Futures Strategy Fund, AllianzGI PerformanceFee Structured US Equity Fund, AllianzGI Short Term Bond Fund and AllianzGI Structured Return Fund.

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Securities and Exchange Commission	- 2 -	November 24, 2020

affiliate, NFJ Investment Group, LLC (“NFJ”), and continue their day-to-day management of the Fund. In all instances, the team responsible for the day-to-day management of each Fund will remain involved in the management of such Fund in a sub-advisory capacity. Assuming requisite shareholder approval is obtained, the Transition is expected to close on or around February 1, 2021.

The Amendment was filed in connection with the Transition and, among other things, the related approval by the Board of Trustees of the Trust, including a majority of trustees who are not “interested persons” (within the meaning of section 2(a)(19) of the Investment Company Act of 1940, as amended), and anticipated approval by shareholders of the continuing Funds, of (i) a new investment advisory agreement between each Fund and Virtus Investment Advisers, Inc. (“VIA”), an affiliate of Virtus, and (ii) a new subadvisory agreement between VIA and AllianzGI U.S. or NFJ, as applicable.

As requested, we have separately provided certain blacklines highlighting certain differences and similarities between existing disclosure. In light of those changes, and based on the following facts, the Registrant requests selective review of the Amendment described in more detail below.

1. The disclosure in the Amendment with respect to each Fund’s investment objective, principal investment strategies, portfolio management and financial highlights is substantially similar to disclosure previously reviewed by the staff of the SEC in the Trust’s filing on Form N-1A filed pursuant to Rule 485(b) of the Act on January 31, 2020 (SEC Accession Number: 0001193125-20-021453) (the “Current Trust Disclosure”). Disclosure in the Amendment also includes routine updating changes that would not by themselves have required a filing pursuant to Rule 485(a) under the Act. In addition, other than re-designating the name of the advisor, the substantive naming convention for each Fund has not changed. Thus, we believe that this portion of the Amendment does not merit de novo review.

2. The disclosure in the Amendment with respect to certain Fund-specific sections, including each Fund’s principal risks (in the prospectus) and descriptions of the Funds’ investment strategies and risks (in the Statement of Additional Information (“SAI”)), is substantially similar to and represents an amalgam of disclosure previously reviewed by the staff of the SEC in (i) the 485(b) Amendment or (ii) the filing by Virtus Opportunities Trust (“Virtus Trust”) on Form N-1A filed pursuant to Rule 485(b) of the Act on January 22, 2020 (SEC Accession Number: 0001104659-20-005966). Such changes were made to conform the Trust’s principal risk and related SAI disclosure to disclosure used within the Virtus complex. For example, where Virtus Trust’s principal risk disclosure (e.g., Debt Instruments Risk) was analogous or similar in substance to existing Trust disclosure (e.g., Fixed Income Risk), Virtus Trust disclosure replaced existing disclosure and was then supplemented, as appropriate, to capture, among other things, Fund-specific investment strategies and/or subadvisor-specific techniques. In each such instance, supplementing disclosure was sourced from Current Trust Disclosure. In other instances, Virtus Trust principal risk disclosure was imported wholesale and was unaltered. In any case, all such disclosures were previously reviewed by the staff in connection with one of the above-referenced filings. Thus, we believe that this portion of the Amendment does not merit de novo review.

3. The are a number of sections for which Current Trust Disclosure has been changed. In most instances, these have been converted to some amalgam of Virtus Trust disclosure and Current Trust Disclosure. Generally, disclosure in the Amendment with respect to (i) the Trust’s history, (ii) control persons and principal holders of securities, (iii) brokerage allocation and other practices, (iv) purchase and sale of fund shares, (v) tax information and taxation of the Trust, (vi) financial intermediary compensation, (vii) organization and capital

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structure, (viii) distribution arrangements, (ix) management of the Trust, (x) investment advisory and other services, (xi) purchase, redemption and pricing of shares and (xii) calculation of performance data, among other sections contained in the prospectus and SAI, were updated, as appropriate, to reflect changes, if any, made in light of the above-referenced strategic alliance, new investment advisory and subadvisory agreements and/or agreements with other service providers. With respect to share class descriptions, disclosure from Current Trust Disclosure was included in full for share classes not currently offered within the Virtus complex2, and Virtus Trust disclosure was included, as appropriate, for comparable share classes offered within the Virtus complex (e.g., Class A and Class C Shares). Such changes include, but are not limited to, changes to investment minimums and exchange and redemption privileges. Disclosure related to Rule 12b-1 plans from Current Trust Disclosure was included in full in the Amendment. In addition, disclosure with respect to service provider arrangements was updated to reflect the new arrangements, including that Virtus or an affiliate of Virtus will become the Trust’s advisor, administrator, distributor and transfer agent, and that AllianzGI U.S. or NFJ, as applicable, will become sub-adviser to certain Funds. In this connection, disclosure with respect to the new investment advisory and sub-advisory arrangements was included and existing disclosure was revised accordingly. Disclosure was also revised to reflect that the Trust’s current transfer agent, State Street Bank and Trust Company, will become the Trust’s sub-transfer agent.

Please direct any questions you may have with respect to this filing to the undersigned at (617) 951-7914.

Very truly yours,

/s/ Benjamin J.G. Ruano
Benjamin J.G. Ruano

cc:	Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Robert Schmidt, Esq.

John (Jack) Jessee, Esq.

[2]	The following share classes are not currently offered within the Virtus complex: Class R Shares, Institutional Class Shares, Class P Shares and Administrative Class Shares.